UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Carisma Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14216R 101

(CUSIP Number)

HealthCap VII, L.P.

Represented by HealthCap VI GP S.A.

23 Avenue Villamont

Lausanne, Switzerland CH-1005

+4121 614 3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 14216R 101	13D

1	Names of Reporting Persons HealthCap VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,398,248
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,398,248
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,398,248
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person PN

CUSIP No. 14216R 101	13D

1	Names of Reporting Persons HealthCap VII GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,398,248
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,398,248
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,398,248
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person PN

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Representatives of HealthCap VII Advisor AB, the advisor of the Reporting Persons, have, together with representatives of the Reporting Persons, engaged, and may continue to engage, with the Issuer’s management team regarding whether the Issuer should consider financing options, and if so, the timing and potential structure of such financing options, including, but not limited to, sales of the Issuer’s equity securities.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13d is hereby amended and supplemented as follows:

(a)-(b): The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on approximately 41,542,744 shares of Common Stock outstanding as of May 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2024

HEALTHCAP VII, L.P. By: HealthCap VII GP LLC, its general partner By: HealthCap VI GP SA, its investment manager

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	General Manager

HEALTHCAP VII GP LLC By: HealthCap VI GP SA, its investment manager

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	General Manager